Exhibit (a)(5)(B)

FOR ADDITIONAL INFORMATION CONTACT:
Clifford E. Pietrafitta Chief Financial Officer (215) 569-9900

IMMEDIATE RELEASE
February 3, 2005

CSS INDUSTRIES, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER

     CSS Industries, Inc. (NYSE: CSS) announced today that it is commencing a modified “Dutch auction” tender offer for 1,500,000 shares of its common stock at a price per share of $30 to $35.

     Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price within the $30 to $35 per share price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range that will enable it to buy 1,500,000 shares, or such lesser number of shares that are properly tendered. If stockholders of more than 1,500,000 shares properly tender their shares at or below the determined price per share, the Company will purchase shares tendered by such stockholders, at the determined price per share, on a pro rata basis. Additionally, if more than 1,500,000 shares are properly tendered, the number of shares to be repurchased by the Company pursuant to the tender offer may, at the discretion of the Company, be increased by up to 2% of the Company’s outstanding shares, or approximately 239,500 shares, without amending or extending the tender offer.

     Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to stockholders. The offer will expire at 5:00 p.m., New York City time, on Friday, March 4, 2005, unless extended by the Company.

     The information agent for the offer is D. F. King & Co., Inc. None of the Company, its board of directors or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely by the offer to purchase and the related letter of transmittal. Investors are urged to read the Company’s tender offer statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the offer to purchase and the related letter of transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC’s website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, by directing such request to: D.F. King & Co., Inc., 48 Wall Street, New York, New York, 10005, telephone (800) 487-4870.

     CSS is a consumer products company primarily engaged in the manufacture and sale to mass market retailers of seasonal, social expression products, including gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, classroom exchange Valentines, decorative ribbons and bows, Halloween masks, costumes, make-ups and novelties, educational products and Easter egg dyes and novelties.